One Bush Street
Suite 1600
San Francisco, CA 94104-4446
+1 415 262 4500 Main
+1 415 262 4555 Fax
www. dechert.com
MARK PERLOW
mark.perlow@dechert.com
+1 415 262 4530 Direct
+1 415 262 4555 Fax

November 26, 2018

VIA EDGAR CORRESPONDENCE

Deborah O’Neal
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	SA Funds - Investment Trust (the “Trust”)
1933 Act File No. 333-70423
1940 Act File No. 811-09195

Dear Ms. O’Neal:

This letter responds to the comments on the preliminary proxy statement filed by the Trust on EDGAR on November 9, 2018 (the “Proxy Statement”) that were provided to my colleague Jonathan Massey of Dechert LLP by telephone on November 16, 2018 by the staff of the Securities and Exchange Commission. Set forth below are the staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definition provided in the Proxy Statement.

1. Comment: Please supplementally confirm whether all information required by Item 22(c) of Schedule 14A has been included in the Proxy Statement, or, alternatively, will be included in the definitive proxy statement to be filed.

Response: The Trust confirms that all information required by Item 22(c) of Schedule 14A will be included in the definitive proxy statement to be filed on or about December 28th, 2018.

2. Comment: In the third paragraph of the section titled “Interim Sub-Advisory Agreements” on page 10 of the Proxy Statement, to facilitate shareholder understanding, please revise the relevant disclosure to state more plainly what payment Dimensional Fund Advisors LP will receive in the event shareholders do not approve the New Sub-Advisory Agreements.

Response: The Trust acknowledges the staff’s comment and has revised the relevant disclosure as requested.

3. Comment: With respect to the fund expense limitation disclosure included in the table in Appendix C, please include additional footnotes substantially similar to those included with the fee table in each applicable Fund’s prospectus consistent with Form N-1A’s relevant expense reimbursement or fee waiver arrangement disclosure requirements.

Response: The Trust acknowledges the staff’s comment and has revised the relevant disclosure as requested.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (415) 262-4530 if you have any questions concerning the foregoing.

Sincerely,

/s/ Mark D. Perlow
Mark D. Perlow

cc:	Deborah Djeu, CCO, SA Funds – Investment Trust;
Jonathan Massey, Dechert LLP